EXHIBIT 99.1

Equinor ASA: Information relating to the proposed cash dividend for fourth quarter 2021

Key information relating to the proposed cash dividend and extraordinary cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for fourth quarter 2021. Further details on the extraordinary cash dividend is included in the 4Q 2021/CMU stock market announcement published this morning.

Cash dividend amount: 0.20
Extraordinary cash dividend: 0.20
Declared currency: USD
Last day including rights: 11 May 2022
Ex-date : 12 May 2022
Record date: 13 May 2022
Payment date: 27 May 2022

The proposed cash dividend amount and extraordinary cash dividend is subject to approval by the Annual General Meeting on 11 May 2022.

Other information: Cash dividend and extraordinary dividend per share in NOK will be communicated 20 May 2022.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act